UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

As at January 15, 2013

Commission File No. 001-31729

GREAT BASIN GOLD LIMITED
(Translation of registrant's name into English)

1108-1030 West Georgia Street, Vancouver, BC V6E 2Y3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ ] Form 40-F  [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

SUBMITTED HEREWITH

Exhibits
99.1	News release dated January 15, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT BASIN GOLD LIMITED

Date: January 15, 2013

/s/ Bernie Zinkhofer
Bernie Zinkhofer
Secretary